Filed by Towers, Perrin, Forster & Crosby, Inc.,
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies:
Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)
Towers, Perrin, Forster & Crosby, Inc. (Commission File No. )
Jupiter Saturn Holding Company (Commission File No. )
Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations. Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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Where You Can Find Additional Information
This conference call was held on June 29, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.
Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Final Transcript
Conference Call Transcript
WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Event Date/Time: Jun. 29. 2009 / 8:30AM ET
CORPORATE PARTICIPANTS

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Mary Malone
Watson Wyatt — IR
John Haley
Watson Wyatt — Chairman, CEO, President
Mark Mactas
Towers Perrin — Chairman, CEO
Roger Millay
Watson Wyatt — CFO, VP
Bob Hogan
Towers Perrin — CFO
CONFERENCE CALL PARTICIPANTS
Paul Ginocchio
Analyst — Deutsche Bank
Andrew Fones
Analyst — UBS
Ashwin Shirvaikar
Analyst — Citi
Shlomo Rosenbaum
Analyst — Stifel Nicolaus
Tim McHugh
Analyst — William Blair
Mark Marcon
Analyst — Robert W. Baird
Frank Atkins
Analyst — SunTrust Robinson Humphrey
Lisa Rowan
Analyst — IDC
Josh Vogel
Analyst — Sidoti & Company
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the conference to discuss Towers Watson conference call. My name is Shaquana and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will facilitate a question-and-answer session towards the end of this conference. (Operator Instructions). I would now like to turn the presentation over to your host for today’s call, Miss Mary Malone. Please proceed, ma’am.

Mary Malone — Watson Wyatt — IR
Good morning. This is Mary Malone, Director of Investor Relations at Watson Wyatt. Welcome to our conference call to discuss the merger of Towers Perrin and Watson Wyatt. I am here today with John Haley, Watson Wyatt’s Chief Executive Officer; Mark Mactas, Towers Perrin’s Chief Executive Officer; Roger Millay, Watson Wyatt’s Chief Financial Officer; and Bob Hogan, Towers Perrin’s Chief Financial Officer.

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Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Please refer to our website for the press release announcing the merger and the slide presentation that will accompany this call. Today’s call is being recorded and will be available for replay via telephone for the next week by dialing 617-801-6888, confirmation number 123-672-49. The replay will be available shortly after completion of the live call and can be accessed via the Towers Perrin website or the Watson Wyatt website.
As noted on the slide 2, this conference call will contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to — the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.
Such statements are based upon the current beliefs and expectations of management at Towers Perrin and Watson Wyatt and are subject to the significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements. Failure to obtain government approval, obtain stockholder approvals and satisfy their conditions to closing; failure to successfully integrate the businesses or realize cost savings at the expected level and pace; and other risks described in the presentation accompanying this call, which is available on the Watson Wyatt website and which you should review.
You should not rely up on forward-looking statements and predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document whether as a result of new information, future events, changed expectations or otherwise.
Now turning to slide 3 — Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company, which will file a registration statement on Form S4 with the Securities and Exchange Commission that will contain a joint proxy statement prospectus and other relevant documents concerning the proposed transaction. You are urged to read the joint proxy statement prospectus when it becomes available and the other relevant documents filed with the Commission because they will contain important information about Towers Perrin, Watson Wyatt, Jupiter Saturn Holding Company and the proposed transaction.
You will be able to obtain the joint proxy statement prospectus when it becomes available and the other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.SEC.gov. In addition, you may obtain free copies of the joint proxy statement prospectus when it becomes available and the other documents filed by Towers Perrin, Watson Wyatt and Jupiter Saturn Holding Company with the Commission by requesting them in writing from Towers Perrin or from Watson Wyatt.
Towers Perrin, Watson Wyatt, Jupiter Saturn Holding Company and their respective directors and executive officers may be deemed under the rules of the Securities and Exchange Commission to be participants in the solicitation of proxies from the stockholders at Watson Wyatt. A list of names of those directors and executive officers and descriptions of their interest in Towers Perrin, Watson Wyatt and Jupiter Saturn Holding Company will be contained in the joint proxy statement prospectus which will be filed by the Jupiter Saturn Holding Company with the Securities and Exchange Commission.
Stockholders may obtain additional information about the interest of the directors and executive officers and the proposed transaction by reading the joint proxy statement prospectus when it becomes available. After our prepared remarks we will open the conference call for your questions. Now I’ll turn the call over to John Haley.

John Haley — Watson Wyatt — Chairman, CEO, President
Thank you, Mary. Good morning, everyone, and thank you for joining us on short notice. We’re really excited about the company we’re creating. It’s not often that an opportunity comes around to bring together two firms with such sterling reputations and complementary strength. The merger of Towers Perrin and Watson Wyatt creates one of the world’s leading professional services firms. With over 200 years of combined experience advising the world’s leading enterprises this merger is about the future and being incredibly well-positioned for sustained growth and profitability.
On the financial side the merger will provide stronger cash flows and more diversified revenues. From a strategic point of view this is a great fit. The combination strengthens the core service lines of both the companies. And it is a great opportunity to provide an enhanced portfolio of

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Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
proven services to our combined client base. The merger also strengthens our global footprint. Together we will have a tremendous ability to meet the growing needs of our clients which include the world’s largest multinational corporations.
Those are the highlights; now let me explain how the deal is structured. The transaction is a merger of equals in which shareholders of each firm will receive 50% of the shares of Towers Watson. The 50% of the shares in Towers Watson that Watson Wyatt shareholders will receive will be freely tradable upon consummation of the merger. The 50% of the shares of Towers Watson received by the Towers Perrin shareholders will be restricted and will become freely tradable over a period of one to four years.
Towers Perrin shareholders who leave from the combined company at the time of closing may elect to receive a combination of consideration including cash, one-year notes and Towers Watson shares that will be freely tradable one year after closing. The pool of cash and notes available for these elections is expected to equal $200 million but may be adjusted. Assuming the $200 million is paid in cash and the Watson Wyatt stock price is $40 at the time of closing, Towers Watson will have approximately 81 million shares outstanding at closing.
We anticipate a shareholder vote in the fourth quarter of 2009 and a closing as soon as possible thereafter. It’s important to note that the transaction is subject to customary regulatory reviews and approvals.
Now on slide 7, let’s dig a little deeper into the strategic rationale for the merger. Towers Watson will be greater than the sum of its parts. It will have strengthened organizational capabilities and expanded global presence and enhanced products and services. The economies of scale from combining two global organizations will result in increased profitability for Towers Watson over the longer term.
In the short run we will have increased non-cash amortization expense and stock-based compensation expense that Roger will discuss in more detail. Towers Watson will have broader service offerings than each of the predecessor companies and this increases future revenue potential. The combined company will also have greater resources to invest in innovation, emerging markets and other growth initiatives.
Towers Watson will be extremely well-positioned to serve multinational clients with operations in 38 countries and a leading position in key markets. This also translates into a geographically diverse revenue base. The combined strength of the firms positions us as the consultant of choice. With a deep talent pool and a comprehensive set of services Towers Watson will be poised for sustained growth and profitability.
Moving to slide 8, I want to provide a brief overview of Towers Watson. We will operate in four geographic regions throughout most of the world and in three business segments and we expect to have over $3 billion in revenues, 14,000 employees and a blue chip client base. This is a transformational transaction that positions us for a future of accelerated growth and higher levels of profitability. As you will see, Towers Watson will have the critical mass to be a leader in all of its business segments.
Turning to slide 9 — when we combine our complementary businesses we create a global leader in benefits, risk and financial services and talent and rewards. We will offer our clients a comprehensive set of services that are proven and in demand. We will offer our employees a continuation of these two preeminent firms’ cultures of integrity, respect and professionalism.
With Towers Watson’s worldwide expertise and deep rooted client relationships, we will be well-positioned for the evolution of our clients’ businesses, changing global markets and continuing regulatory changes around the world. With strong business fundamentals we will have a conservative balance sheet and even stronger cash flows. In brief, we think the Towers Watson story is a compelling one for our employees, clients, perspective clients and, of course, our investors.
And now I’m pleased to introduce you to Mark Mactas. Mark is the Chief Executive Officer of Towers Perrin and he will be the President of Towers Watson. Mark is a fellow actuary who has worked at Towers Perrin for 29 years, the last nine of which he has served as their Chairman and CEO. I’m really looking forward to playing on the same team with Mark.

Mark Mactas — Towers Perrin — Chairman, CEO
Thank you, John; it’s great to be here with you this morning. Let me echo John’s earlier comments by expressing my enthusiasm and excitement about this merger. We each bring rich histories and strong brands to the combination. We’re bringing together the best business practices and the best talent and Towers Watson will be a formidable player.

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Towers Watson will have a diversified revenue stream across many countries and business lines. The four geographic regions will be — North America, 56% of our revenues; Europe, Middle East and Africa 37% of revenues; Asia-Pacific 6% of revenues; and Latin America at 1% of revenues.
As John mentioned, we’ll operate in three business segments. More than half of our revenue will come from Benefits and the remainder is largely split between Risk and Financial services and Talent and Rewards. On slide 10 you can see the specific percentages with Benefits at 55%, Risk and Financial services at 23% and Talent and Rewards at 20%. These percentages are based on the revenues of Towers Perrin and Watson Wyatt for calendar year 2008.
Turning to slide 11, let’s start with our largest segment. Benefits includes retirement consulting, Health and Welfare Consulting and Benefits Administration. Two of Watson Wyatt’s current segments, Benefits and Technology and Administration Solutions, will be part of Towers Watson Benefits. Given the strength of both predecessor companies’ retirement practices we’ll be the global leader in benefits consulting.
We’ll also be exceptionally strong in Healthcare Consulting with the addition of Towers Perrin’s strong Health and Welfare Consulting practice. Additionally, we’ll have a broader client base for the Technology and Administration Solutions currently offered by Watson Wyatt.
Now let’s move to slide 12. Towers Watson will also be extremely strong in Risk and Financial Services. Our service offerings in this segment will include consulting and software solutions for insurance and financial services companies, reinsurance intermediary services and investment consulting. Insurance consulting has been an area of strength for Towers Perrin. Towers Perrin is also the fourth-largest reinsurance broker in the world. The reinsurance brokerage business has predictable revenues and tends to be countercyclical. Additionally, Watson Wyatt will be able to bring its investment consulting services including its first-rate research to current Towers Perrin clients.
Next on slide 13 I’ll talk about our third segment, talent and rewards. Talent and rewards will include the previous Watson Wyatt human capital group segment and their communications practice. Talent and rewards will focus on compensation consulting, data and research, talent management, organizational effectiveness and change management. These areas tend to be project based and somewhat cyclical. But Towers Watson will benefit from the economies of scale and the deeper talent pool. Towers Watson will be a global leader in compensation and rewards consulting. Our talent and rewards portfolio overall will be quite robust.
Finally, let me say a word about quality. The two firms joining to become Towers Watson enjoy a heritage that is unsurpassed in areas in which we serve our clients. Separately, over decades as robust competitors, these firms have developed and evolved professional standards and processes that have benefited our clients in countless projects and assignments.
Together we look forward to being able to combine the best practices embodied in Towers Perrin’s professional excellence standards and Watson Wyatt’s work excellence programs. Doing so will help to further our goal of consistently delivering the highest quality consulting experience for our clients and our people. Now I’ll turn the call over to Roger who will discuss the anticipated financial results of the combined company.

Roger Millay — Watson Wyatt — CFO, VP
Thanks, Mark. Now we’re on slide 14. From a growth and cyclicality point of view the revenues of Towers Perrin and Watson Wyatt have similar profiles which include a strong base of consistent revenues in the benefits and reinsurance business, good geographic dispersion and some cyclical exposure where our clients spend is more discretionary. The two companies have approximately the same amount of revenues and we expect that Towers Watson’s annual revenues will be in excess of $3 billion.
Towers Perrin and Watson Wyatt have both been impacted by this year’s drop in the pound sterling and the euro, as well as the recent tough economic environment. As a result calendar 2009 revenues are reduced versus last year. On a constant currency organic basis we would expect the combined company to have mid-single-digit revenue growth in normal economic times.
As we evaluate our financial performance we’ll be focusing on EBITDA as the key financial measure due to the expectation of large non-cash charges arising from accounting for the merger. The combined EBITDA of the two companies for calendar year 2008 was about $550 million on a pro forma basis. This number reflects Towers Perrin on a basis under which we expect it to merge into Towers Watson, with certain adjustments made to transition from its current operating model and to conform some accounting approaches.

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Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
As Towers Perrin is a private company, most of its profits have been distributed through bonuses. As a result, when we file our S4 in a month or two you’ll see that Towers Perrin has not run at the level of profitability of Watson Wyatt. However, as Towers Watson we expect to achieve a post-integration EBITDA margin of at least 17% in line with or slightly better than Watson Wyatt’s historical margin.
Towers Watson’s annual net income will include significant non-cash expenses from the amortization of intangibles and stock-based compensation. Our current estimate of annual purchase accounting and tangible amortization expense is approximately $50 million. Of course this is a very preliminary estimate based on our prior experience that will evolve as we develop further intangible valuation data. The range of variability of this number could be quite wide.
We will also have sizable non-cash stock compensation costs in the first few years after the merger as a result of restricted stock awards for a designated group of Towers Perrin employees. This program is not intended to be ongoing for Towers Watson, but is rather a one-time program to transition an existing arrangement. We expect that 10% of the shares received by Towers Perrin shareholders will be allocated to this program and that the shares will vest over a three-year period.
The shares will be valued based on Watson Wyatt’s stock price at the time of closing. Assuming a $40 share price the program would be valued at approximately $170 million over three years. This amount would be a charge against income over the three-year period with over half of the charge being taken in the first year and lesser amounts in the next two years.
During the integration period Towers Watson will incur some large customary integration related charges. We expect to incur about $80 million of integration cash costs over the first several years. There will also be upfront deal costs, tax-related structuring costs and other non-cash charges resulting from integration actions. We’ll be able to better refine these costs as we proceed with integration planning.
If you exclude the intangibles amortization and stock compensation non-cash expenses and the other one-time charges I just noted, we expect this transaction to be accretive on an adjusted EPS bases within two years of completion. On a GAAP EPS basis the transaction should be accretive within three years of completion.
Both companies are strong free cash generators with low capital needs and manage their balance sheets conservatively. We expect ample free cash capacity over time for growth investments and to return cash to shareholders via share repurchases or dividends.
Turning now to slide 15, one of the many value drivers in this transaction is the synergies that will be created through the combination. Again, let me emphasize what John said earlier — this is about future growth in profitability. Nevertheless we will also achieve substantial cost benefits from putting these two organizations together.
We estimate about $80 million in annual cost savings can be achieved by year three. This estimate is based on the most readily identifiable opportunities including rationalization of management and consolidation of certain overhead processes. We think this is a very achievable estimate. We expect to realize additional efficiencies over time in areas such as lease costs and process optimization as the integration continues.
We also believe that we’ll drive net revenue synergies as a result of combining the differing client strengths of the two firms. However, given the softness of these types of numbers, we haven’t included these opportunities in our stated target.
Turning now to integration on slide 16. Clearly the approach to integration is one of the major drivers of value creation in a combination of this size and scale. While both firms have had past success in acquisition integration, we recognize that this situation requires extraordinary focus and discipline to maximize the value capture. We’re assembling a dedicated integration team that will focus on combining the two organizations in a way that optimizes each of our unique strengths. The team will also be charged with driving timely completion of activities and full realization of cost savings.
As I noted earlier, the process of integration will result in significant cash and non-cash expenses. The $80 million of one-time integration cash costs will be driven by activities such as IT systems integration, severance and branding with most of that incurred in the first two years. And now I’ll turn the call back to John.

John Haley — Watson Wyatt — Chairman, CEO, President
Thanks, Roger. We’re on slide 17. This transaction benefits all of our stakeholders; our clients will benefit from our more comprehensive set of services, our deeper talent pool and our wider geographic footprint. Our employees will have expanded career opportunities, greater access to

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Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
resources and a broader network of colleagues. And our shareholders will own equity in a company that has improved growth and investment potential. Towers Watson has the resources and the capabilities to be a leader in each of its business segments.
When Mark talked about the business segments he highlighted the very complementary businesses that we’re bringing together. This results in a broader array of services. When we combine the deep talent pools from each organization we fully expect to be best in class in every business line in which we operate. Towers Watson will provide a very comprehensive and proven set of services and market trends will continue to generate demand for our services.
On slide 18 you can see some of the trends that will contribute to our current and long-term growth ranging from globalization to the desire to mitigate risk.
And now on slide 19, you can see that we’re building from a strong base. We’re bringing together two well-established organizations with deep roots in exceptional brands. We have similar professional cultures and comparable client level operational practices. The sum will be greater than its parts.
Let me close by saying that we’re incredibly excited about this transaction and what it means for our long-term growth in profitability, and the benefits it provides for our clients, our people and our investors. This concludes our prepared remarks; now we will be happy to respond to your questions.
QUESTION AND ANSWER

Operator
(Operator Instructions). Paul Ginocchio, Deutsche Bank.

Paul Ginocchio — Analyst — Deutsche Bank
Thanks for taking my call. Your benefits — John, your benefits and consulting division enjoys margins well above the rest of the Company because I guess it’s the global leader in retirement consulting. Can you talk about maybe the longer-term margin opportunity beyond the 17% that you see for the combined company? Thanks.

John Haley — Watson Wyatt — Chairman, CEO, President
Sure. I think, as you know, the benefits of business that we have at Watson Wyatt is a very profitable business. We expect that the business from Towers will have a similar level of profitability. They also have a very strong reputation and provide great service in the benefits business. So combining the two of them I think will just make this a real powerhouse.
Beyond that we see the risk and financial services segment as one that should have margins approaching the benefits margins. I think we see some — we see some real opportunity. We looked at the 17% in achieving the same level with the combined company, as Watson Wyatt achieved last year, as something that we felt we could do. If we can realize some of the aspirations we have for the organization we believe there’s upside to that.

Paul Ginocchio — Analyst — Deutsche Bank
Maybe looking at — thank you for that — if you look at the benefits outsourcing division and your investment consulting division; have you sort of just eyeballed Towers’ client base and what percentage of those clients you think would potentially take services? Have you thought about that opportunity? I’m sure you have it. But is there any way to communicate that to us? Thanks.

John Haley — Watson Wyatt — Chairman, CEO, President

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Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
The answer to that is a little bit of yes and no. We’ve thought about the opportunity to introduce some of the services that we have to a wider base of clients, and similarly the chance to introduce some of the services that Towers has that we really don’t or don’t in the same way to a wider base of clients that we would provide. We haven’t spoken about that specifically. We’re prohibited until we get through the antitrust and competition reviews of sharing any information about specific clients.

Paul Ginocchio — Analyst — Deutsche Bank
Thanks very much.

Operator
Andrew Fones, UBS.

Andrew Fones — Analyst — UBS
Thank you. First to start with, I was wondering if you could talk to the business trends that Towers Perrin has seen recently. I think you mentioned that both firms have felt some of the headwinds from the economic downturn, although you did point out that the risk business at Towers Perrin is — you found it to be somewhat countercyclical?

Mark Mactas — Towers Perrin — Chairman, CEO
Yes, thanks for the question. In many respects the business forces and economic forces that affect Towers Perrin are very similar to those affecting Watson Wyatt. The benefits business, for example, has quite a predictable revenue stream; our reinsurance business has quite a predictable revenue stream but it tends to be a bit countercyclical, but it’s one that is more predictable than some of the project-based businesses and that’s something that is different in our portfolio than Watson Wyatt.
On the project-based side we have a lot of the same service offerings that Watson Wyatt does. Since those are project-based based on discretionary spending, those have been affected by the economic conditions and we expect those to turn around when the economic forces change as well. So the overall message would be we’re affected in a similar way, the business mix is a little different, reinsurance is a new dimension that we bring to the combined firm, that tends to bring a very predictable revenue stream although it’s countercyclical compared to some of the other businesses.

Andrew Fones — Analyst — UBS
Could I ask what your most recent kind of year-over-year growth rates have been in revenue maybe over the last couple of quarters?

Mark Mactas — Towers Perrin — Chairman, CEO
I’ll ask Bob to comment on that.

Bob Hogan — Towers Perrin — CFO
Andrew, it’s Bob Hogan. We actually, with being a private firm, don’t issue quarterly results, but our annual results in terms of growth rates have been in line with Watson Wyatt’s, kind of in that mid-single-digit range on a constant currency basis.

Andrew Fones — Analyst — UBS
Okay, thank you. And then just, if I could ask about the Towers Perrin balance sheet. Do you have a net cash position or is there any kind of significant debt we should be aware of? Thanks.

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Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Bob Hogan — Towers Perrin — CFO
We have a very strong balance sheet with no debt on the balance sheet.

Andrew Fones — Analyst — UBS
Okay. And then I think you mentioned you wouldn’t be able to comment on specific clients, but I was just wondering if you could talk at all in terms of client overlap whether you feel as though — I know that Watson Wyatt likes to talk about the number of clients they have and I was just wondering if you’ve compared at all your respective client bases in order to just get some indication of what the potential revenue synergies could be?

Mark Mactas — Towers Perrin — Chairman, CEO
This is Mark again. We serve a very similar client base. Of course we are precluded from sharing client lists. But just going back to some of the statistics that we quickly showed on slide 19, we currently serve roughly 75% of the global Fortune 1000, 65% of the US Fortune 500. So I think what you’ll see is a fairly similar profile of clients to that of Watson Wyatt.

Andrew Fones — Analyst — UBS
Okay, thank you.

Operator
Ashwin Shirvaikar, Citi.

John Haley — Watson Wyatt — Chairman, CEO, President
Hello, Ashwin?

Ashwin Shirvaikar — Analyst — Citi
My first question was with regards to the integration process, could you walk us through some of the key integration milestones that we should be paying attention to here?

John Haley — Watson Wyatt — Chairman, CEO, President
Let me just first mention that we’ve taken the integration very seriously and what we’ve done is we’ve tapped one of the senior executives from each side to really run an integration leadership office which will handle all aspects of it. From Watson Wyatt we have Kevin Meehan who’s currently our North American regional manager; and from the Towers Perrin side it’s Bob Hogan who’s currently the CFO. And the two of them will be able to take over I think all aspects of the integration. We have an outside consulting firm that is helping us with that also. I just might turn to Bob to ask them to make some comments about that.

Bob Hogan — Towers Perrin — CFO
Ashwin, we have a period here between signing and close which we’ll be doing a fair amount of integration planning as we go forward and we’re looking at doing that both in the functional areas that support the business and also within the regions and the business segments. So we’ll be doing a lot of planning during that phase in setting up the milestones, but we actually can’t start executing on integration until after close because of some of the constraints that John mentioned earlier about seeing confidential and competitive information pre-close.

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Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Mark Mactas — Towers Perrin — Chairman, CEO
I might just add a comment too, Ashwin; this is Mark. We recognize that this is a unique transaction, but I would just observe that each of our organizations has had significant experience with integration in the past. You’re probably quite familiar with those activities relative to Watson Wyatt; in a similar vein, Towers Perrin has made a number of, for example, acquisitions where we’ve had to integrate organizations into our own.
I would emphasize what John said, that we understood the importance of this and are taking it quite seriously. And we have done an extensive, extensive amount of preplanning as to how this will work. We have a pretty well-defined integration architecture and are ready to get into the planning, as Bob said, and then the execution once the deal closes.

Ashwin Shirvaikar — Analyst — Citi
Okay. I was hoping you could maybe spend a few moments talking about the relative compensation levels, Towers versus Watson Wyatt, and as it relates to what compensation and retention of key people? What are some of the plans there?

John Haley — Watson Wyatt — Chairman, CEO, President
I think, Ashwin, this is another one of these areas, until we’re through the competition reviews, we can’t share detailed information or specific information about the compensation of individuals. We do have some sense just from the — having been competitors in the past and having hired people from each other, we have a sense that we have overall compensation levels that are compatible and that we’ll be able to do it. But we’re just prevented from sharing some of that information until we get further along in the process.

Mark Mactas — Towers Perrin — Chairman, CEO
This, Ashwin, is a good illustration. We have — as part of that integration architecture I alluded to we have a dedicated team to address just this issue, to make sure that we bring together the compensation approaches in businesses that are similar. So that’s one of the key activities that will be under the overall umbrella of integration activity.

Ashwin Shirvaikar — Analyst — Citi
Okay. One question on reinsurance if I may since that is relatively new for the people that cover Watson Wyatt. You mentioned it is countercyclical which probably means it’s doing fine now. Does that mean that the business suffers when the economy improves? Are there things to be watching out for like the hurricane season, things like that? If you could maybe provide a two-minute drill on reinsurance would be helpful.

Mark Mactas — Towers Perrin — Chairman, CEO
Yes, we refer to hard insurance markets and soft insurance markets. A hard insurance market indicates one where, for example, the prices for insurance rise, a soft market would be where prices decline. We’re in a period now where we’re coming out of a soft market, prices are firming up and we’re seeing some growth in the top line of the reinsurance business.
Now, I don’t want to give the impression that this is a wildly volatile thing in response to various economic — periods of economic cycles because it’s not. It’s quite predictable. You have a good sense for how it’s going to emerge over the near-term periods in the future. What it — it does relate to activity that triggers the payment of reinsurance benefits to insurance companies.
So if there are large catastrophes and that sort of thing, what you’ll see in a period following that is that the market will generally firm up. It is a function of capital availability and those sorts of things. So it’s a business that we like very much, it has nice attributes to it and it tends to have a countercyclical dimension to it as I mentioned. That’s a nice balance to some of the other parts of the portfolio.

Ashwin Shirvaikar — Analyst — Citi

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Okay, and one last question on Towers. Have you guys — the joint venture that you had with [DDSHP], that’s now behind you, that’s sold to HP fully, right?

Bob Hogan — Towers Perrin — CFO
Yes, it’s Bob Hogan, I can confirm that. They bought our minority interest.

Ashwin Shirvaikar — Analyst — Citi
Okay, great. All the best to all of you.

Operator
Shlomo Rosenbaum, Stifel Nicolaus.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Thank you very much for taking my questions. This one is addressed to John. You said in the prepared comments that you expect the combined company to have mid single digits growth rate. And I just was wondering prior to this what you were expecting from Watson Wyatt as a stand-alone in terms of synergies for revenue for the business. I’m trying to figure out because that’s what I would have thought Watson Wyatt should get in a normal operating environment just without having the addition of Towers Perrin.

John Haley — Watson Wyatt — Chairman, CEO, President
Yes, I think that’s right, Shlomo. Watson Wyatt by itself, we would have been projecting mid-single digit growth rates. We’ve given some guidance to say we’re looking at mid-single digit growth rates for the combined organization. In fact, if we actually realize some of the synergies, the revenue synergies that we think are there, we think we can grow faster than that as a combined group.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
So the thought is that Watson Wyatt alone would be mid-single and you’re just — giving that out is just to be on the safe side but realistically you’re expecting that you should be able to get above that? Is that fair?

John Haley — Watson Wyatt — Chairman, CEO, President
Yes, I think that’s right. If we get the revenue synergies that we would expect and hope for we should be able to grow faster than either company could have alone.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay. I’m just wanting to ask on the other side, is that mid-single digits, is that the same expectation that you guys had had was mid-single digits and then between the both of you it will be between mid-single digits on the Towers Perrin side?

Bob Hogan — Towers Perrin — CFO
Shlomo, it’s Bob Hogan. We’re in the same range. As Mark said, we’ve got a little bit different business mix, more project businesses so we’re a little bit more cyclical in some of those areas. But we’re in that same kind of zone and we also would — just to support what John was saying — would expect that there are some upside revenue synergies here which we have not put into the projections that Roger talked about.

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Mark Mactas — Towers Perrin — Chairman, CEO
And just a fine point on this, Shlomo. We also have a slightly different geographic mix, so the exposure to euro and pound exchange rates is a little bit less for the Towers Perrin portfolio as we think about growth rates moving forward.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay. Just following up on some of Ashwin’s questions. How big is the reinsurance business right now on a revenue basis?

Mark Mactas — Towers Perrin — Chairman, CEO
I think it’s $160 million, something like that in that range plus or minus $10 million.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay. And is it fair to assume, like most reinsurance brokers, that that has around a 40% EBITDA margin?

Mark Mactas — Towers Perrin — Chairman, CEO
We don’t have broken down on a GAAP basis. That’s not a segment that we’re reporting, so we don’t have that separately computed and having been a private company we haven’t done that in the same way that I think you’re used to looking at things from the Watson Wyatt side.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
All right. On an apples-to-apples basis, if I were to go ahead on your pro forma business, did you have similar profitability measures on a like for like, like in the benefits business and the health and welfare and the other areas where you’re comparable? Just because if you had a high margin business in one area and you had similar profitability overall it would imply that you had might have had a little bit lower profitability than Watson Wyatt did.

Mark Mactas — Towers Perrin — Chairman, CEO
I think it’s hard to break it down that finely. The way we manage our business by segment, the way Watson Wyatt manages their businesses by segment are different. We’ve talked about how we’re bringing those different businesses together in new segments. So I would hesitate to speculate on how they might line up when we get the businesses fully integrated and aligned.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay.

Bob Hogan — Towers Perrin — CFO
Yes, Shlomo, it’s Bob Hogan. I’ll just make one other comment. As a private company we manage our financials differently. And Ashwin was earlier asking about compensation levels, so a lot of our compensation goes out to our employees in the form of bonuses. Our profitability is not measured the same way and that’s one of the things we’ll be working on through integration.

Mark Mactas — Towers Perrin — Chairman, CEO
Yes, I think also, Shlomo, when — again as I alluded to, there will be more information opening up as we file the preliminary S4 and then the proxy and we’ll refine the segment profitability amounts more clearly.

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
If I could squeeze in one last one, just in thinking about the deal, you said 81 million shares at the end of the day. If I double Watson Wyatt’s shares I get about 85 million. Would I be taking out part of the equity for early retirement for 200 million and then something else to bring you down to the 81 million, how do I get from 85 to 81?

Mark Mactas — Towers Perrin — Chairman, CEO
The fully diluted calculation actually that we expect at closing will get to be around 86 million, and then again the 200 million at a $40 stock price is 5 million shares, so the 81 is 86 less 5.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay, thank you.

Operator
Tim McHugh, William Blair.

Tim McHugh — Analyst — William Blair
I was wondering if you could talk about how deep the ownership is within Towers before the transaction and then I guess following it.

Mark Mactas — Towers Perrin — Chairman, CEO
We’re owned by between 600 and 700 employee shareholders, we call them principals. The ownership is not concentrated, it’s spread quite broadly across that group.

Tim McHugh — Analyst — William Blair
Okay. And then on the margin side, following up on that last set of questions, if I look at the pro forma information that you calculated, recognizing that it’s some adjustments you had to make, but for calendar 2008 am I correct — the math suggests to me about a 15% overall margin for Towers?

Bob Hogan — Towers Perrin — CFO
I think it’s probably somewhere 15%, 16% on that adjusted basis. That’s correct; you can see that it’s a little bit lower based — the way we calculate the 550.

Tim McHugh — Analyst — William Blair
Okay. And then lastly, underneath the benefits consulting area, or the new benefits segment, how big would the health and welfare area be now for the combined company as a percentage of that?

Mark Mactas — Towers Perrin — Chairman, CEO
About 200 million —.

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Bob Hogan — Towers Perrin — CFO
I think it would be over 2 —.

Mark Mactas — Towers Perrin — Chairman, CEO
225 maybe —.

Bob Hogan — Towers Perrin — CFO
Yes, over 200 million, between 200 million and 250 million.

Tim McHugh — Analyst — William Blair
Okay. All right, thank you.

Operator
Mark Marcon, Robert W. Baird.

Mark Marcon — Analyst — Robert W. Baird
Good morning. First question is just around timing. You’ve obviously known each other for many, many years. What prompted the decision to pursue this now as opposed to a few years ago or a few years in the future?

John Haley — Watson Wyatt — Chairman, CEO, President
I don’t know that there’s — I don’t know that there’s anything magic to when we’re doing it, the fact that we’re doing it now. As you say, we’ve known each other for many, many years. The organizations have known each other. Mark and I have known each other for many, many years — probably more years than I’d like to recall.

Mark Mactas — Towers Perrin — Chairman, CEO
Thanks very much, John.

John Haley — Watson Wyatt — Chairman, CEO, President
That wasn’t the way I meant it. But we — as we look at this, we think this is just a strategic homerun. Mark and I have spent a lot of time talking about the values of the Company and we may use slightly different words to describe our values, but the underlying values of both organizations are almost identical.
Strategically we’re looking to try and accomplish the same thing. We have pieces that fit together like the pieces of a jigsaw puzzle that are very complementary strengths. And as we thought about this, as we talked about it, as we got some of the rest of our management teams involved, I think we just had a great sense of excitement about the ability to truly create something that is greater than the sum of the parts.

Mark Marcon — Analyst — Robert W. Baird

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Okay, I was just — you’re doing this in the middle of a challenging economic period. And so it certainly seems like there are significant long-term strategic benefits. But in the very short term it could be — an integration of this size is normally challenging and that’s probably exacerbated by the underlying environment. Is that a fair comment or not?

John Haley — Watson Wyatt — Chairman, CEO, President
I don’t know that we necessarily see that it’s any more or less difficult depending on the times. I think we both take very seriously the — an integration like this and that it’s of a magnitude that’s something that we haven’t done before. So we thought about that seriously and about how we would go about it. But I don’t think the specific time in the economic cycle is something that influences us one way or the other.

Mark Mactas — Towers Perrin — Chairman, CEO
I might just add a point, Mark, to this discussion and you’ve alluded to it. This is really being done for strategic reasons over the long run. There will be some short-term benefits to it, we’ll be able to take some cost out. But that is more a consequence than a driver of the transaction.
As John and I have talked about this, as he alluded to, we found very strong alignment of values and strategic alignment to obviously prerequisites for considering moving the discussions further and I think it’s really that strategic alignment, and I’m just reiterating what John said and the fact that we have complementary businesses that just fit together very nicely that was really the motivation for bringing the two firms together.

Mark Marcon — Analyst — Robert W. Baird
Great. And obviously certainly I can speak from the Watson Wyatt side — done a great job in terms of the major acquisitions that you’ve made thus far in terms of integrating them. So it certainly seems like you have the experience there. What I’m — one other question from a shorter term perspective — and there are two. One, to get down to the 81 million shares, what would the balance sheet look like after you do that?

Roger Millay — Watson Wyatt — CFO, VP
Well, Mark, as we said, the 200 million expectation of the retirement will be paid out half in cash initially upon closing and half in a one-year note. We think it depends on the timing. As you know, we do — and Towers is similar to us — where there are periodic large bonus payments. But depending on that timing we may be able to fund the 100 million in cash at closing. But we also intend to, of course, have a bank line for the combined company that would be available to draw on.

Mark Marcon — Analyst — Robert W. Baird
I was just trying to think of whether you’re — forgive me if this is in the slides, but I’m changing my flights around so that I can be on the call. So I’m traveling. Do you anticipate that you’d be in a net debt position of say $100 million’ish or so?

Roger Millay — Watson Wyatt — CFO, VP
Again, Mark, if we pay it out of cash that means we’re in a net cash position at that time. But again, I’d caution it’s based on timing, so there may be a little bit of debt outstanding but not significant. We think it’s again going to be a very conservative balance sheet; these guys don’t have any debt on the books now. We’re closing our fiscal year with no debt. So we’re in a very strong position from a net debt point of view.

Mark Marcon — Analyst — Robert W. Baird
Okay. And then in terms of the trends that you were seeing from a shorter term perspective over at Towers. It sounds like they were similar to what Watson experienced in the last quarter or two. Hard to imagine how anybody would get through this downturn without feeling something. Did you have plans in place at Towers to restructure the business? And on the Watson side how does this announcement change your previous plans in terms of potential restructurings?

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Mark Mactas — Towers Perrin — Chairman, CEO
I’ll go first and then John will comment on the Watson Wyatt side. I wouldn’t say we have plans to restructure the business, but we certainly have always been a firm that has rigorously managed the business, the financial performance of the business with an eye on what’s best for the long-term while keeping us strong in the short-term. One of our mantras has always been you must keep the firm financially strong because that gives you choices going forward.
So we manage the firm through tough times with that mindset and through good times with that kind of nine set. We have — we’ve done a number of contingency planning exercises not knowing what the environment was like. We’ve been able to contain costs in a number of areas, we got ahead of the curve with some of that going forward. That’s just an illustration of some of the activities and the mindset that we bring to managing the business. John, would you like to comment on the Watson Wyatt?

John Haley — Watson Wyatt — Chairman, CEO, President
Yes, as Roger and I had talked about in our last quarter’s earnings call, we said we were going to be looking carefully at the bottom line and reducing expenses for FY’10. Those plans have all been put into place and we’re continuing along that line. So we don’t see this as disturbing that at all. One of the things we’re focused on is to make sure that during the period while we’re waiting to close the deal we continue on a business as usual course and we understand we need to run a profitable business in the interim.

Mark Marcon — Analyst — Robert W. Baird
Great. And then what’s the area that’s most exciting in terms of the potential cross sale opportunity? Aside from potentially some cost rationalization what are the areas where you really think this is really going to be a home run on this practice for this geographic region versus what it would have been?

John Haley — Watson Wyatt — Chairman, CEO, President
Let me mention — I’ll mention a couple and then I will let Mark jump in. I think we’re particularly excited of the investment consulting business that we have; we think that there will be a lot of potential new clients among some of the Towers clients for those services. Another one I would mention is the — we’re particularly excited about the very strong insurance consulting operation that Towers brings in the US. Mark, you may want to just mention a couple.

Mark Mactas — Towers Perrin — Chairman, CEO
Yes, I’ll mention a couple. We think what we will bring is the best practices of each organization through our respective distribution systems. So John has mentioned one, the investment consulting where Watson Wyatt is strong, and we have relationships with a company — bringing that best practice to our clients is quite powerful. I’d add we have every strong employee research capability that is sold to the same kind of buyers as other services of Watson Wyatt — Watson Wyatt clients.
I would also — and it hasn’t come up explicitly in the call — but I would point to the fact that the combined firm will have enhanced investment potential to grow organically and inorganically. And I think you can draw a linear path to some growth from some obvious areas like getting the best practices through each other’s distribution channel.
I think what’s even potentially more exciting is bringing together the best talent to create extensions of new services where clients’ needs are evolving over time and that is a very exciting area for me personally, it’s hard to quantify and that’s why we haven’t built it into some of the numbers that we’ve talked about. But I think that’s powerful. And if you then consider that across the deeper and broader geographic base that we’ve got you can start to see some of the potential that this combination holds.

John Haley — Watson Wyatt — Chairman, CEO, President

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
And just to be clear, we’ve mentioned a complementary fit — I think probably all of us here have mentioned that at one time. But maybe we haven’t explained that quite as much as we should. If I think about — we have a healthcare business in the US at Watson Wyatt of about $75 million, the Towers business is about twice as large as that. And so together —.

Unidentified Company Representative
$180 million.

John Haley — Watson Wyatt — Chairman, CEO, President
Yes, more than twice as large. So together we end up with a very significant — a significant business. We have a very strong investment consulting practice that really occupies a leading position there.
In terms of individual countries, we have some countries where we both have operations but we have very different — we have very different kinds of businesses we’re in. China is one where we combined some very different strengths along the range of services we have. We have countries where Towers has an extraordinarily strong presence in Canada and when we combine that with ours we get some big advantage there.
So as we look at this — even as we look throughout cities in the United States, I think we often find that one of us will be a good bit stronger than the other, it varies back and forth. But the two of us together I think are going to be a real powerhouse.

Mark Marcon — Analyst — Robert W. Baird
Great. And then longer term, I know it’s going to — certainly on the Watson side you’ve always been very careful and deliberate in terms of your moves. So longer term would you anticipate, in terms of the cost synergies, that you might be able to combine real estate in various markets and eventually have, whether it’s Chicago or New York or Washington, one office in each of those markets and potentially end up with some significant savings there as well as the leveraging management in the distribution channel to a greater extent. Is that some of the potential savings?

Bob Hogan — Towers Perrin — CFO
Yes, Mark, it’s Bob Hogan. As John mentioned, being in the integration role, certainly the two things that you mentioned are on our radar, the latter one we’ll be able to execute on more quickly in terms of looking at the management overlaps and getting some of the cost synergies there. The real estate one is more of a longer-term picture because of real estate leases and whatnot. We’ll get those over the longer term but we have not put those into the early synergies that Roger talked about in the presentation.

Mark Marcon — Analyst — Robert W. Baird
Right, so that’s not included in the three-year look?
Bob Hogan — Towers Perrin — CFO
No, because it would be very difficult to get those in the first couple of years and we are looking at year three run rate for those savings. So to get the real estate in the first 24 months is very difficult.

Mark Marcon — Analyst — Robert W. Baird
That’s what I thought. And so I was trying to — it’s something I’m sure you’ve thought about, how much in additional savings say over a seven- or eight-year period could we potentially get?

Bob Hogan — Towers Perrin — CFO

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
That will be part of the integration planning process, we’re just not that far along yet. We would hope to have a better idea of that by the time we’ve completed that planning.

Mark Mactas — Towers Perrin — Chairman, CEO
Yes, all we’ve really done now is just put down a marker to say that we need to look at that.

Mark Marcon — Analyst — Robert W. Baird
Got it. And then in terms of on a combined basis, is the compensation philosophy going to be similar to what Watson has historically had?

John Haley — Watson Wyatt — Chairman, CEO, President
I think the compensation philosophies of the two organizations probably start out being very close. As Mark mentioned, I think it was Mark who mentioned it, that we’re going to have one of the integration teams focus on compensation. And our approach throughout this is to say we want to look at what both of us are doing, but what we want to really do is pick what’s right for the new organization and sometimes that will be what one or the other of us have done and sometimes it will be something entirely different.

Mark Mactas — Towers Perrin — Chairman, CEO
I just want to mention something, Mark. It may be obvious and it may be subtle, but our business models are quite similar as we’ve observed each other for a long time as competitors and as we’ve competed for talent and that sort of thing. The process of integration, I don’t want to minimize it, but it’s not like we’re bringing together very different business models we’re going to have to figure out how that’s going to work and things. So again, not to minimize the extensive activity we’ll have to go through, but we are operating fairly similar business models.

Mark Marcon — Analyst — Robert W. Baird
Terrific, thank you.

Operator
Frank [Atkins], SunTrust Robinson Humphrey.

Frank Atkins — Analyst — SunTrust Robinson Humphrey
I wanted to go into some of the near-term cost savings, the $80 million. Could you talk a little bit about what may hit in year one, two and three in terms of how the ramp up of that could be or is it fairly static?

Roger Millay — Watson Wyatt — CFO, VP
Yes, I think there’s a fair amount of planning, as Bob was alluding to, and set up work. Probably that will come in gradually over time, less in the first year, building in the second year and, again, as we’ve said, the $80 million in synergies, that we expect that run rate to hit during the third year. In the first year we would expect — we also mentioned the $80 million of one-time cash cost to get those synergies. In that first year there will probably be more of those one-time cash costs than the actual benefits from the synergies.

Frank Atkins — Analyst — SunTrust Robinson Humphrey
Okay. And that’s the IT severance and branding that you talked about?

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Roger Millay — Watson Wyatt — CFO, VP
That’s correct.

Frank Atkins — Analyst — SunTrust Robinson Humphrey
Okay. And in terms of I guess just a timeline of the competition review and expected closing, any additional color you can give on that?

John Haley — Watson Wyatt — Chairman, CEO, President
No, I think what we would say about that is that we know that there are these regulatory reviews that we have to go through, we respect that process and we’re going to let that play out. But we don’t see any reason why there should be any problems with this transaction. And so we’re hopeful to just get through that and proceed quickly to closing.

Frank Atkins — Analyst — SunTrust Robinson Humphrey
And lastly, you mentioned I guess in the prepared remarks that the two firms had similar cultures. But could you give a little bit more insight into the culture integration and what you’re planning and expecting for there?

Mark Mactas — Towers Perrin — Chairman, CEO
I’ll start on that. I think, Frank, that starts with adherence to common values. And this is something that has been at the core of Towers Perrin and in talking to John and observing Watson Wyatt from a bit of a distance that we have in common. And so that gets to integrity, respect, professionalism, collaboration, a focus on clients first, those sorts of things which are very fundamental if you’re going to bring organizations together.
Put another way, even the best business fit or complementary set of services, if you didn’t have that aligned I think you’d really be fighting an uphill battle. I think in addition to that as we talk about — again, to the strategic alignment and how we think about those things, it just became I think increasingly clear as John and I have talked and got to know one another and how we choose to lead our organizations that we have a lot in common.
While I don’t — I’m under no illusions about the fact that we’ll find some things about the cultures that are different, I think with those fundamental tenets solidly in place and a clear focus on what’s best for the new organization we’ll be able to work through those bumps in the road or those differences that we find. But there’s no question we’ll find differences in the way we do things and we’ll have to work through that. And I’m confident we will. Do you want to comment, John?

John Haley — Watson Wyatt — Chairman, CEO, President
I think the only thing I would add to that is I agree with everything you just said, Mark. As we were having discussions one of the first — at one of the very first meetings, what we did was sit down and talk just about values and what we’re doing and we exchanged information on each others’ values, mission and we went through and talked specifically about that. And that speaks to the spirit of what we’re trying to accomplish here.
We didn’t start out thinking about how the finances fit together or anything, we started out thinking about how the people fit together and we started thinking about what our aspirations were as businesses and identified the strategic alignment and then last we turned to whether the finances were.

Frank Atkins — Analyst — SunTrust Robinson Humphrey
Great, thanks very much.

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Operator
[Lisa Rowan], [IDC].

Lisa Rowan — Analyst — IDC
Thank you. Congratulations, gentlemen. A quick question I think. I’m interested to understand the sizing of the health benefits administration — in other words the outsourcing function.

John Haley — Watson Wyatt — Chairman, CEO, President
At Watson Wyatt we do — we have a health benefit — we have our technology and administrative solutions and as a part of technology and administrative solutions we do some software for administering pension plans, we do some software for administering health care plans we do some software for administering compensation, etc. So that’s a part of our overall technology in the administrative solutions business. That business is about 10% of our revenues, so somewhere in the $160 million range. But the health piece of that is a small piece of that. Not a small piece, it’s a major piece of that.

Lisa Rowan — Analyst — IDC
So that isn’t an outsourcing business as we would think of it in the traditional sense?

John Haley — Watson Wyatt — Chairman, CEO, President
It’s not the full scale outsourcing where you have the hangar full of — airplane hangar full of employees answering calls now.

Lisa Rowan — Analyst — IDC
Is there an intent to do more with that piece of business?

John Haley — Watson Wyatt — Chairman, CEO, President
I think we like that business we’re in, we think we do a very good job at it and we’re looking to — we want to continue to grow that. It’s something that I think is appealing to the new organization.

Lisa Rowan — Analyst — IDC
Yes, because Towers Perrin had had that as part of its portfolio prior to the joint venture with EDS. And just as a follow-up comment there, somebody else mentioned it, but to what degree is the timing of this related to the dissolution, if you will, of the Towers Perrin efforts as associated with ExcellerateHRO?

Bob Hogan — Towers Perrin — CFO
Lisa, it’s Bob Hogan. I’d say it’s entirely coincidental. The sales and minority stake HP was more driven by HP’s acquisition of EDS which occurred about a year ago.

Lisa Rowan — Analyst — IDC
Great. Thank you very much, gentlemen.

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Operator
Shlomo Rosenbaum.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Thanks for squeezing me back in over here. Just a few more nits and nats. Can you just go over the retention bonuses? Is that the $170 million that you alluded to?

John Haley — Watson Wyatt — Chairman, CEO, President
That’s a different program. I might ask Mark or Bob to comment on that.

Bob Hogan — Towers Perrin — CFO
Shlomo, are you referring to the restricted shares program, $170 million?

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
If you could go through, there were a few different numbers that were thrown out. There was $200 million that I understood that was sort of a retirement and then there’s $170 million and I wasn’t sure what you have in terms — maybe you could define that for us because I’m obviously not clear on that.

Bob Hogan — Towers Perrin — CFO
Yes, let me give you a recap of that. The restricted share program is, as Roger mentioned in the presentation, is a one-time program where Towers Perrin shareholders are sharing some of the equity with a designated group of employees. So roughly about 10% of the Towers Perrin side is going into those restricted sides shares which will vest over a three-year period. So that’s a compensation expense and that’s what’s going to cause the charge in the first three years. So that’s one piece.
The other piece is the $200 million for the retirees where there will be a one-time election for those who meet certain agent service requirements to get accelerated liquidity for their shares. So that relates to the buyback, if you like, of the estimate of the 5 million shares that Roger talked to. So those are the two pieces. The ongoing active shareholders of Towers Perrin will unlock their shares over a four-year period at 25% a year.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Are there retention bonuses on top of what we’re talking about at all? Is there any cash being paid to senior people or that’s really the $770 million, that’s what that’s going to be reflected?

Bob Hogan — Towers Perrin — CFO
No, there are no retention bonuses, the $170 million is — they’re getting restricted shares so there’s a retention element to that if you like. But it’s more of a share in the equity with that designated group of employees but beyond that there is nothing on the cash side.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay. Then just an understanding, the human capital group was about 10% of Watson Wyatt. It looks like you’re going to be doubling the exposure to that area of the business. Is that fair to assume? It will be the economic cyclicality upside and downside will be the same but at a 20% level?

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Mark Mactas — Towers Perrin — Chairman, CEO
I think our businesses in the human capital area are probably about twice the size of the Watson Wyatt business. And while there are areas of overlap which would obviously have similar characteristics from a financial point of view, the mix is different and there are some different dimensions to it.
So for example we have a business Towers Perrin ISR which is that strong employee research base that tend to have more stability to the revenue stream than some of the other, not that it’s completely unaffected but tends to have more predictability than some of the other project-based businesses. But we do see, we ran through very quickly some of the trends that we thought would be a catalyst for growth. This whole talent management workforce issues that companies are facing we think is a real growth area for the future that will emerge as the economy picks up.

John Haley — Watson Wyatt — Chairman, CEO, President
And, Shlomo, just to be clear. Some of the things that we — when we look at talent and rewards, it includes all of what at Watson Wyatt we would have called human capital, but it also includes, for example, our communications practice which is not — that actually is in other now and it’s being moved into talent and rewards.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Was communications group doing better than human capital — in terms of the growth?

Unidentified Company Representative
(multiple speakers) pressure, top-line pressure as well.

Mark Mactas — Towers Perrin — Chairman, CEO
That business, at least on the Towers Perrin side, is highly tied to the benefits business. So it tends to follow with perhaps more intensity the trends on the retirement and healthcare side.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay. Are you thinking of expanding beyond the insurance — the reinsurance brokerage maybe into regular insurance and compete more with Mercer and Aon?

Mark Mactas — Towers Perrin — Chairman, CEO
I think there are a number of areas that have potential for us. I think what we’ll do is we’ll sit down and talk about how we prioritize potential growth areas that’s clearly an area of opportunity. And I think what we’ll have to do is combined leadership team once this closes, decide how we want to prioritize where our increased investment capacity — how we want to deploy it.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay. And then after this closes I guess we’ll probably be in 2010 already. When you anticipate reporting the numbers are you going to be separating all the expenses so that we’ll be clearly identified — what are integration expenses, what are the non-cash charges, what’s intangible amortization, and what are the stock comp expenses?

Roger Millay — Watson Wyatt — CFO, VP

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Yes, we anticipate being as rigorous as possible to separate everything so we can fully understand and manage it and you can understand it as well.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
And you’re going to separate the stock comp from the deal, you’re not going to break out a regular stock comp, just the stock comp from the deal?

John Haley — Watson Wyatt — Chairman, CEO, President
Yes.

Mark Mactas — Towers Perrin — Chairman, CEO
Yes.

Shlomo Rosenbaum — Analyst — Stifel Nicolaus
Okay. Thank you very much, guys.

Operator
Paul Ginocchio, Deutsche Bank.

Paul Ginocchio — Analyst — Deutsche Bank
Thanks for allowing me a follow-up question. Hey, John, about a month ago you had said that revenue in fiscal 2010 is going to be up slightly on an organic basis. Any change to that? And Bob, what was your budget calling for, if you can say? Thanks.

Roger Millay — Watson Wyatt — CFO, VP
I don’t know that we’ve given specific guidance for 2010 at this point. We normally do that in August. I think John on a recent call had walked through some of the longer-term outlooks by segment and reiterated some of the long-term outlook. I don’t think we’ve been specific on 2010 at this point.

Paul Ginocchio — Analyst — Deutsche Bank
I think in a Reuter’s interview it was — I don’t know if you had gotten that detail or the interviewer got it wrong, but I think it was pretty specific that revenue was going to be up slightly on an organic basis in fiscal 2010.

John Haley — Watson Wyatt — Chairman, CEO, President
Yes, I think — I don’t remember specifically what — I think as a business we haven’t — we haven’t really given out our FY’10 guidance yet.

Paul Ginocchio — Analyst — Deutsche Bank
Okay.

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson

Operator
Josh Vogel, Sidoti & Company.

Josh Vogel — Analyst — Sidoti & Company
Good morning, thank you. I’m just curious, following the deal can you — what percentage of your business will you classify as project base or discretionary?

John Haley — Watson Wyatt — Chairman, CEO, President
Maybe we could look at the segments as we just go through them. I think we’ve got the benefits which is 55% of the organization is largely that is largely an annuity type business, even if it’s not the same projects from time to time it tends to be the same level of activity with the clients. The risk in financial services, Bob or Mark, do want to say about —.

Mark Mactas — Towers Perrin — Chairman, CEO
Yes, I think the reinsurance business, as we talked about, is relatively predictable and not project-based and not as discretionary as some of the other areas. And then within the — just moving to the talent segment, I would say the research business will have some volatility, it’s not as project-based. So you put all those together I think you’re probably getting into the 60% to 65% range of ongoing business, recurring revenues and the balance would be more discretionary or project-based.

John Haley — Watson Wyatt — Chairman, CEO, President
When we think about the investment segment too, that’s something that tends to be relatively stable. Obviously in the last half of calendar 2009 it went down somewhat, but in general that tends to be relatively stable.

Josh Vogel — Analyst — Sidoti & Company
Okay, and John, since we last heard out of you in May, could you maybe just discuss the discretionary spending environment and what you’ve seen over the last two months relative to earlier in the year?

John Haley — Watson Wyatt — Chairman, CEO, President
I don’t think — I don’t think the environment is really much different than we talked about on the call. I think we tend to continue to see pressure. When we did the call in May where we talked about the results, we said that March was a much more challenging month than January and February and we expected to see that continue for the next several months at least. I don’t think we really would have anything that we could say any different at this point.

Josh Vogel — Analyst — Sidoti & Company
Okay. And just lastly, John, until the deal closes are there any restrictions on your use of cash in terms of buybacks or the dividend?

John Haley — Watson Wyatt — Chairman, CEO, President
No, I don’t think — we have to do things in ordinary business.

Josh Vogel — Analyst — Sidoti & Company

Final Transcript
Jun. 29. 2009 / 8:30AM ET, WW — Towers Perrin and Watson Wyatt to Combine to Form Towers Watson
Okay, thank you.

John Haley — Watson Wyatt — Chairman, CEO, President
Okay.

Operator
At this time I would now like to turn the call over to Mr. John Haley for closing remarks.

John Haley — Watson Wyatt — Chairman, CEO, President
Okay. Thanks very much, everybody. As you can tell I think all of us are quite excited about this deal and about the new organization we’re going to be creating. I thank you all for your time. I hope we answered all of your questions and we look forward to greeting you in the future as Towers Watson. So long.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. The you may now disconnect and have a great day.

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